Antelope Enterprise Holdings Ltd

Room 1802, Block D, Zhonghai International Center,

Hi-Tech Zone, Chengdu, Sichuan Province, PRC

March 1, 2024

VIA EDGAR

Ms. Jennifer Thompson

Mr. Andrew Mew

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Antelope Enterprise Holdings Ltd
Amendment No. 1 to Form 20-F for Fiscal Year Ended December 31, 2022
File No. 001-34944

Dear Ms. Thompson and Mr. Mew

Antelope Enterprise Holdings Ltd. (“we” or the “Company”) is hereby providing responses to comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) issued on February 5, 2024 regarding the Company’s Amendment No. 1 to Form 20-F for the fiscal year ended December 31, 2022 (the “Staff’s Letter”).

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 4

1.	With respect to the disclosures required by Item 16I(b)(2), please supplementally clarify the jurisdiction in which Antelope Enterprise Holdings Limited is organized or incorporated and tell us the percentage of your shares owned by governmental entities in that foreign jurisdiction. In this regard, it appears that you are organized or incorporated in the British Virgin Islands.

RESPONSE: We hereby clarify that Antelope Enterprise Holdings Limited is organized in British Virgin Islands. None of the Company’s shares is owned by governmental entities in the British Virgin Islands.

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If you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filings please don’t hesitate to contact us.

Sincerely,

Antelope Enterprise Holdings Ltd

By:	/s/ Weilai Zhang
Name:	Weilai Zhang
Title:	Chief Executive Officer